Exhibit 99.1

Aphria Receives Health Canada License Amendment, Approving Fully Expanded Production at Aphria One

Annual cannabis production capacity at Aphria One increases to 110,000 kg and 115,000 kgs for all licensed facilities

Aphria One among leaders in the industry with automation technology for improved efficiency and quality

LEAMINGTON, ON, March 4, 2019 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced that Health Canada has granted the Company its license amendment, permitting Aphria to commence production in an additional 800,000 square feet of facilities at its Aphria One location, as part of the Company's completed Part IV and Part V expansions.

"This is a major milestone for Aphria on its path to becoming a leading global cannabis producer, as well as a positive development greatly anticipated by the Canadian cannabis industry," said Irwin D. Simon, Interim CEO of Aphria. "Aphria's progress expanding production and automation is essential to our strategy of securing scale and long-term advantages that enable the evolution of the cannabis industry through product and brand innovation. With Aphria One, we now have the ability to expand our production capacity by over three times."

Simon concluded, "We are ready to hit the ground running and look forward to alleviating industry-wide supply constraints with our greatly expanded production capacity and sophisticated, proprietary automation technology that will ensure Aphria remains at the forefront of cannabis cultivation and innovation. In anticipation of Health Canada's approval, we had allocated a portion of our previously approved capacity to mother and vegetative plants that will be used as the initial growing crops in Part IV and Part V. As a result of these measures, growing operations in the expanded facilities are expected to commence without delay. By this Friday, we will move swiftly to establish nearly 22,000 plants in the Part IV and Part V expansion, with an additional 12,000 plants added each week thereafter until we reach full crop rotation."

Industry-Leading Automation

The completed Part IV & Part V expansions at Aphria One bring industrial-scale horticulture production technology to cannabis cultivation. While critical phases such as initial cuttings, trimming and pruning mature plants will be performed by hand, the in-house designed technology will automate key steps, including:

  Transplanting cuttings
  Transporting plants through harvesting
  De-budding & rough trimming
  Drying & curing
  Waste disposal

Aphria One

The 700,000 square foot Part IV Expansion and the 100,000 square foot Part V expansion represent the completion of Aphria's five-part expansion at Aphria. Once in full rotation, Part IV and Part V will produce on an incremental annualized basis 80,000 kg bringing the total annualize production capacity at Aphria One to 110,000 kg.

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations with respect to annual sales volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving cannabis; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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For further information: For media inquiries please contact: Tamara Macgregor, Vice President, Communications, Aphria, tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: John Sadler, Vice President, Investor Relations, john.sadler@aphria.com, 519-919-7500

CO: Aphria Inc.

CNW 06:30e 04-MAR-19